September 14, 2005

MELLON FUNDS TRUST
Mellon Mid Cap Stock Fund

Supplement to Prospectus dated December 31, 2004

The following information supplements and supersedes any contrary information contained in the Prospectus under the captions "Goal/Approach, Concepts to Understand":

Mid-cap companies: generally established companies that may not be well known with market capitalizations ranging between $1 billion and $10 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Mid-cap companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.

September 14, 2005

MELLON FUNDS TRUST
Mellon Mid Cap Stock Fund
(Dreyfus Premier Shares)

Supplement to Prospectus
dated December 31, 2004

The following information supplements and supersedes any contrary information contained in the Prospectus under the captions "Goal/Approach, Concepts to Understand":

Mid-cap companies: generally established companies that may not be well known with market capitalizations ranging between $1 billion and $10 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Mid-cap companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.

MFT3s0905